FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

SUN MEDIA CORPORATION

(Translation of registrant’s name into English)

333 King Street East, Toronto, Ontario M5A 3X5 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Quarterly Report for the Period Ending

March 31, 2007 of

SUN MEDIA CORPORATION

Filed in this Form 6-K

Documents index

1.             Quarterly report for the period ending March 31, 2007 for Sun Media Corporation

SUN MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

FIRST QUARTER 2007

COMPANY PROFILE

Sun Media Corporation (“Sun Media” or “the Company”), a subsidiary of Quebecor Media Inc. (“Quebecor Media”), itself a subsidiary of Quebecor Inc., is the second largest newspaper publishing company in Canada, publishing eight paid daily newspapers, seven free daily newspapers and 196 weekly newspapers and specialty publications across Canada. Sun Media operates its newspaper businesses in urban and community markets. The Urban Daily Group consists of eight paid daily newspapers, and three weekly publications as well as Sun Media’s distribution business, Messageries Dynamiques. In addition, the Urban Daily Group operates seven free daily publications, 24 Hours in Toronto, Ottawa, Calgary, Edmonton and Vancouver and 24 Heures in Montreal and Ottawa. The Community Newspaper Group includes the majority of Sun Media’s other publications, including nine paid daily community newspapers, 184 weekly newspapers, weekly shopping guides and agricultural and other specialty publications. The Community Newspaper Group has its own distribution sales operation, NetMedia. Sun Media also owns a 25% interest in SUN TV Company (“SUN TV”), a general interest television station in Toronto, Ontario.

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations covers the main activities of the first quarter of 2007 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20-F) for the year ended December 31, 2006. References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollars and US$ are to the currency of the United States.

RECENT DEVELOPMENTS

Le Journal de Québec has been engaged in a labour dispute with its unionized pressroom, newsroom and office employees since April 22, 2007. A new collective bargaining agreement was signed with the publication’s unionized sales department employees on April 2, 2007. The Company has assured readers and advertisers that there would be no interruption in the publication of Le Journal de Québec and that measures were in place to continue offering a high-calibre product.

NEW ACCOUNTING STANDARDS

The accounting policies described in the Company’s latest audited annual consolidated financial statements have been consistently applied except for the new accounting standards described below and Note 2 in the unaudited consolidated financial statements for the three months ended March 31, 2007.

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income (“CICA 1530”), Handbook Section 3855, Financial Instruments – Recognition and Measurement (“CICA 3855”) and Handbook Section 3865, Hedges (“CICA 3865”). The significant changes related to these new accounting standards are as follows:

Comprehensive income

CICA 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholders’ equity arising from transactions and other events with non-owner sources, such as unrealized gains and losses on financial assets classified as available-for-sale and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this section, the unaudited interim consolidated financial statements now include consolidated statements of comprehensive income.

Financial assets and financial liabilities

CICA 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in financial expenses. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The Company has classified its cash and cash equivalents and temporary investments as held-for-trading. Trade receivables, receivables from related parties, loans and other long-term receivables were classified as loans and receivables. Investments in preferred shares of related companies were classified as available-for-sale. All of the Company’s financial liabilities, including convertible obligations to related parties, were classified as other liabilities.

Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in fair values of the derivatives are recognized in financial expenses, with the exception of derivatives designated as a cash flow hedge for which hedge accounting is used. In accordance with the new standards, the Company selected January 1, 2003 as its transition date for adopting this standard related to embedded derivatives. Derivative instruments are recorded in other liabilities in the consolidated balance sheets.

Hedges

CICA 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.

Accordingly, for derivatives designated as fair value hedges, such as certain cross currency interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in financial expenses are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to financial expenses over the remaining term of the original hedging relationship.

For derivative instruments designated as cash flow hedges, such as certain cross currency interest rate swaps and forward exchange contracts used by the Company, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Upon adoption of these new standards, the transition rules require that the Company adjust either the opening retained earnings or accumulated other comprehensive income as if the new standards had always been applied in the past, without restating comparative figures of prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2007:

•    Decrease in other assets of $17,031

•    Increase in other liabilities of $14,933

•    Decrease in long-term debt of $52,477

•    Decrease in future income tax liabilities of $6,654

•    Increase in retained earnings of $27,283

•    Increase in accumulated other comprehensive loss of $116

In addition, the adoption of these new standards decreased financial expenses by $4,007 and decreased income tax recovery by $795 for the three months ended March 31, 2007.

OPERATING RESULTS

The comments and analysis in this report are based on Sun Media’s primary financial statements, which are prepared in accordance with Canadian GAAP (elements of the reconciliation to U.S. GAAP are presented in Note 11 of the attached unaudited consolidated financial statements).

Management uses the supplemental financial measure “operating income” to assess its operating results and financial performance. Operating income, and ratios using this measure, are not required by or recognized under Canadian GAAP or U.S. GAAP. Operating income, as reconciled to net income under Canadian GAAP, is defined as net income before depreciation and amortization of intangible assets, financial expenses, restructuring charges, income taxes, equity losses and non-controlling interest. Operating income, and ratios using this measure, are not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and this non-GAAP measure is not intended or designed to replace other financial operating performance measures or the statement of cash flows as a measure of liquidity. Operating income should not be considered in isolation from, or as a substitute for analysis of, the Company’s financial information reported under Canadian GAAP and U.S. GAAP. Operating income is used by Sun Media because management believes it is a meaningful measure of performance commonly used in the publishing industry and by financial analysts and other users of the Company’s financial information to analyze and compare companies in our industry. Operating income has limitations as an analytical tool, including:

•                  it does not reflect interest expense or the cash necessary to make interest payments;

•                  it does not reflect income tax expense or the cash necessary to pay income taxes;

•                  although depreciation and amortization are non-cash charges, the assets being amortized will often have to be replaced in the future, and operating income does not reflect cash requirements for such capital expenditures;

•                  it does not reflect financial expenses or the cash necessary to pay financial expenses;

•                  it does not reflect the cash necessary to pay expenses relating to the Company’s restructuring initiatives;

•                  it does not reflect cash outlays for future contractual commitments;

•                  it does not reflect equity losses, including equity losses in SUN TV; and

•                  it does not reflect potential cash requirements to maintain the Company’s interest in SUN TV.

Sun Media’s definition of operating income is not identical to similarly titled measures reported by other companies, limiting the usefulness of operating income as a comparative measure.

The following table provides the reconciliation of net income under Canadian and U.S. GAAP and the reconciliation of operating income to cash flows provided by operations under Canadian and U.S. GAAP, for the three months ended March 31, 2007 and 2006.

	Three Months Ended March 31,
	2007	2006	2007	2006
	Canadian GAAP		U.S. GAAP
	(In thousands of Canadian dollars)

Net income	$17,432	$21,517	$16,621	$23,836
Financial expenses	5,159	13,422	5,704	10,500
Depreciation and amortization	7,908	8,530	7,923	8,545
Restructuring charges	5,924	—	5,924	—
Income tax (recovery)	(1,114)	(7,663)	(713)	(7,035)
Equity loss on investment in SUN TV	537	979	537	979
Non-controlling interest	307	354	307	354

Operating income, as defined	$36,153	$37,139	$36,303	$37,179

Financial expenses	(5,159)	(13,422)	(5,704)	(10,500)
Restructuring charges	(5,924)	—	(5,924)	—
Current income taxes	(276)	(519)	(276)	(519)
Other items not involving cash	(5,572)	3,532	(5,027)	610
Changes in non-cash operating working capital	6,759	(11,485)	6,609	(11,525)

Cash flows provided by operations	$25,981	$15,245	$25,981	$15,245

Three Months Ended March 31, 2007 compared to the Three Months Ended March 31, 2006

Revenues

	Three months ended March 31
	2007	2006
	(in thousands of Canadian dollars)

Advertising revenues	$158,111	$155,925
Circulation revenues	38,668	40,133
Other revenues	23,493	23,657

Total revenues	$220,272	$219,715

Consolidated revenues for the three months ended March 31, 2007 were $220.3 million compared to $219.7 million for the three months ended March 31, 2006.

Advertising revenues were $158.1 million for the three months ended March 31, 2007, an increase of $2.2 million or 1.4%, from $155.9 million for the three months ended March 31, 2006. Continued growth in the free daily publications and higher revenues in the community publications were offset partly by declines in the Company’s paid urban daily newspapers.

Circulation revenues were $38.7 million for the three months ended March 31, 2007, a decrease of $1.4 million or 3.7%, from $40.1 million for the three months ended March 31, 2006. A significant portion of the decline relates to The Toronto Sun and Le Journal de Montréal which continued their investments in circulation during the quarter by increasing promotional activities within their respective markets and providing additional subscription discounts to increase circulation and readership levels.

Distribution, commercial printing and other revenues of $23.5 million for the three months ended March 31, 2007, were $0.2 million or 0.7% less than the same period in the prior year.

Cost of Sales, Selling and Administrative Expenses

Cost of sales, selling and administrative expenses were $184.1 million for the three months ended March 31, 2007, an increase of $1.5 million or 0.8% from $182.6 million for the three months ended March 31, 2006.

Payroll expenses were $91.6 million for the three months ended March 31, 2007, a decrease of $1.4 million or 1.5% from $93.0 million for the three months ended March 31, 2006. Payroll expenses decreased primarily due to staff reductions resulting from the Company’s restructuring initiatives, which began in mid 2006, and due to a favourable pension adjustment during the quarter. These savings were partly offset by additional charges recorded by Le Journal de Montréal relating to an unfavourable arbitrator ruling on the lockout of its press employees, which ended on February 21, 2007, and normal wage increases.

Other expenses were $92.5 million for the three months ended March 31, 2007, an increase of $2.9 million or 3.3% from $89.6 million for the three months ended March 31, 2006. The increase in other expenses was due to incremental expenses, such as security costs, as a result of the lockout of Le Journal de Montréal’s press employees. In addition, operating costs were higher as a result of the launch of the new 24 Hours publications in Ottawa, Calgary and Edmonton. These higher expenses were partly offset by lower newsprint costs as a result of lower average newsprint prices compared to the prior year.

Operating Income

Operating income was $36.2 million for the three months ended March 31, 2007, a decrease of $1.0 million or 2.7%, from $37.1 million for the three months ended March 31, 2006. The decrease in operating income was due to higher incremental expenses as a result of Le Journal de Montréal’s press employees and operating costs as a result of the launch of new 24 Hours publications, offset partly by a reduction in salaries and newsprint costs, as well as higher revenues.

The Company’s operating income margin for the three months ended March 31, 2007 was 16.4% compared to 16.9% for the three months ended March 31, 2006.

Depreciation and Amortization

Depreciation and amortization was $7.9 million for the three months ended March 31, 2007 compared to $8.5 million for the three months ended March 31, 2006. Depreciation expense for the three months ended March 31, 2007 includes an additional depreciation charge of $2.0 million (2006 - $2.3 million) relating to the shortened estimated useful life of production equipment associated with the consolidation and relocation of the Company’s printing plants, as further described in Note 3(a) of the Company’s unaudited interim consolidated financial statements.

Restructuring Charges

Restructuring charges for the three months ended March 31, 2007 were $5.9 million.

In August 2005, Quebecor Media announced a plan to invest in a new printing facility to be located in Toronto, Ontario. As part of this plan, Sun Media will transfer the printing of certain of its publications in Ontario to the new facility. In addition, in August 2005, Quebecor Media announced a plan to relocate the printing of certain Sun Media publications to a new printing facility owned by Quebecor Media to be located in Saint-Janvier-de-Mirabel, Québec. During the first quarter of 2007, the Company recorded special termination benefits of $0.9 million in connection with the restructuring of printing facilities at the Toronto Sun. During the quarter, payments of $0.2 million and $0.4 million have been made to production employees of the Toronto Sun and Ottawa Sun, respectively.

In June 2006, Sun Media announced a plan to restructure its news production operations by introducing new content management technologies and streamlining the news gathering process. During the first quarter of 2007, the Company recorded additional severance costs of $1.7 million relating to the elimination of an equivalent of 38 full-time editorial positions in operations across the organization. During the quarter, payments of $1.0 million have been made.

In 2006, Sun Media implemented a number of voluntary and involuntary workforce reduction programs. During the first quarter of 2007, the Company recorded additional severance costs of $3.3 million for the elimination of an equivalent of 75 full-time positions relating to these workforce reduction initiatives. During the quarter, payments of $2.1 million have been made.

Financial Expenses and Income Taxes

Financial expenses for the three months ended March 31, 2007 were $5.2 million, a decrease of $8.3 million from $13.4 million for the three months ended March 31, 2006. For the three months ended March 31, 2007, the Company recorded a net unrealized gain on derivative instruments of $6.1 million, compared to a net unrealized loss of $3.1 million in the comparable period last year.

Sun Media also earned dividend income of $16.9 million during the three months ended March 31, 2007 (2006 - $38.8 million) comprised of dividend income on its investments in Quebecor Media preferred shares of $16.0 million (2006 - $37.8 million) and dividend income on its investment in SUN TV preferred shares of $0.9 million (2006 - $1.0 million). Concurrently, Sun Media incurred interest expense of $16.4 million during the three months ended March 31, 2007 (2006 - $37.7 million) comprised of interest expense on its convertible obligation to Quebecor Media of $15.5 million (2006 - $36.7 million) and interest expense on its convertible obligation to SUN TV of $0.9 million (2006 - $1.0 million).

Excluding the unrealized gains and losses on derivative instruments, dividend income and interest on convertible obligations, interest expense increased $0.2 million compared to the prior year due to higher variable interest rates and the new Term Loan C Credit Facility.

Sun Media’s income tax recovery was $1.1 million for the three months ended March 31, 2007 compared to an income tax recovery of $7.7 million for the three months ended March 31, 2006. The following table summarizes the main components which resulted in the Company’s income tax recovery for the three months ended March 31, 2007 and 2006:

	Three months ended March 31
	2007	2006
	(in thousands of Canadian dollars)

Income before income taxes and non-controlling interest	$16,625	$14,208
Less: Net loss (gain) on derivative instruments and on foreign currency translation of financial instruments	(6,055)	3,066
Less: Non-taxable dividend income	(16,910)	(38,760)
	$(6,340)	$(21,486)
Statutory tax rate	33.8%	33.8%
	(2,143)	(7,262)

Tax effect on net loss or gain on derivative instruments	1,042	(1,112)
Other	(13)	711
Income tax recovery	$(1,114)	$(7,663)

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

For the three months ended March 31, 2007, cash flows provided by operations increased $10.7 million to $26.0 million from $15.3 million in the same period in 2006. Cash flows provided by operations before changes in non-cash working capital decreased $7.5 million primarily due to restructuring charges during the quarter and a decrease in operating income of $1.0 million. The change in non-cash working capital in the quarter resulted in a positive variance in cash flow of $18.2 million compared to the prior year. The positive variance was primarily due to the timing of newsprint payments and other operating expenses.

Investing Activities

Capital expenditures in the three months ended March 31, 2007 were $6.1 million, compared to $2.8 million in the three months ended March 31, 2006. The increase in capital expenditures, compared to the prior year, was primarily due to investments in information technology to standardize, improve and streamline Sun Media’s business processes.

Financing Activities

In the first quarter of 2007, Sun Media made scheduled debt repayments of US$0.6 million (Cdn$0.9 million) on its Term Loan B Credit Facility and Cdn$0.1 million on its Term Loan C Credit Facility.

In the three months ended March 31, 2007, Sun Media paid dividends of $5.0 million (2006 - $15.0 million) to Quebecor Media in connection with its ownership of Sun Media’s 1,261,001 common shares.

Financial Position

As at March 31, 2007, Sun Media had cash and cash equivalents of $17.4 million compared to cash and cash equivalents of $3.9 million at December 31, 2006 and had $75.0 million available from its revolving credit facility.

As at March 31, 2007, the carrying value of Sun Media’s debt, including the current portion, was $427.1 million. This represents a decrease in debt of $59.6 million from the December 31, 2006 balance of $486.7 million. The decrease was primarily due to the adoption of new accounting standards described in Note 2 and detailed further in Note 6 of the Company’s unaudited consolidated interim financial statements.

As at March 31, 2007, the aggregate amount outstanding under the Term Loan B Credit Facility was US$180.0 million, the aggregate amount outstanding under the Term Loan C Credit Facility was Cdn$39.0 million and the aggregate amount outstanding under the Senior Notes was US$205.0 million.

Sun Media believes that cash flow from operations and available sources of financing will be sufficient to cover cash requirements for working capital, restructuring activities, capital expenditures, interest payments and scheduled debt repayments.

RECENT ACCOUNTING DEVELOPMENTS IN THE UNITED STATES

In June, 2006, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes  – an interpretation of FASB Statement No. 109 (“FIN 48”). FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes and prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN48 did not have an impact on Sun Media’s consolidated statement of income.

Forward-looking statements

This report may constitute forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause Sun Media’s actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for Sun Media’s products, changes in cost and availability of raw materials and equipment, changes in government regulations, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

 (In thousands of Canadian dollars)

(Unaudited)

	Three months ended March 31
	2007	2006

REVENUES	220,272	219,715

Cost of sales, selling and administrative expenses	184,119	182,576
Depreciation (note 3(a)(i))	7,609	7,838
Amortization of intangible assets	299	692
Restructuring charges (note 3)	5,924	—
Financial expenses (note 8)	5,159	13,422
Equity loss on investment in SUN TV Company	537	979

INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	16,625	14,208

Income taxes
Current	276	519
Future	(1,390)	(8,182)
	(1,114)	(7,663)
	17,739	21,871

Non-controlling interest	307	354

NET INCOME	$17,432	$21,517

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

 (In thousands of Canadian dollars)

(Unaudited)

	Three months ended March 31
	2007	2006

NET INCOME	$17,432	$21,517

Other comprehensive income, net of income taxes:
Unrealized loss on derivative financial instruments, net of income tax recoveries of $375	(1,680)	—
Loss on derivative financial instruments recognized in net income, net of income taxes of $845	1,902	—

COMPREHENSIVE INCOME	$17,654	$21,517

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

 (In thousands of Canadian dollars)

(Unaudited)

	Three months ended March 31
	2007	2006

RETAINED EARNINGS AT BEGINNING OF PERIOD, AS PREVIOUSLY REPORTED	$38,894	$27,622

Cumulative effect of change in accounting policies (note 2)	27,283	—

RETAINED EARNINGS AT BEGINNING OF PERIOD, AS RESTATED	66,177	27,622

Net income	17,432	21,517
Dividends	(5,000)	(15,000)

RETAINED EARNINGS AT END OF PERIOD	$78,609	$34,139

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (In thousands of Canadian dollars)

(Unaudited)

	Three months ended March 31
	2007	2006

CASH FLOWS RELATED TO OPERATIONS
Net income	$17,432	$21,517
Adjustments for:
Depreciation of property, plant and equipment	7,609	7,838
Amortization of intangible assets	299	692
Future income taxes	(1,390)	(8,182)
Non-controlling interest	307	354
Equity loss on investment in SUN TV Company	537	979
Net loss (gain) on derivative instruments and on foreign currency translation of financial instruments	(6,055)	3,066
Other	483	466
	19,222	26,730
Changes in non-cash operating working capital	6,759	(11,485)
Cash flows provided by operations	25,981	15,245

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Additions to property, plant and equipment	(6,096)	(2,764)
Other	6	2
Cash flows used in investing activities	(6,090)	(2,762)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Issuance of long-term debt, net of financing fees	—	39,598
Repayment of long-term debt	(973)	(873)
Dividends	(5,000)	(15,000)
Reduction in paid-up capital	—	(40,000)
Other	(420)	(199)
Cash flows used in financing activities	(6,393)	(16,474)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13,498	(3,991)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	3,865	22,820
CASH AND CASH EQUIVALENTS – END OF PERIOD	$17,363	$18,829

CHANGES IN NON-CASH OPERATING WORKING CAPITAL
Accounts receivable	$11,716	$14,897
Inventories	687	625
Accounts payable and accrued liabilities	(2,811)	(24,139)
Dividend income receivable from related companies	15,401	37,571
Interest payable to related companies	(14,936)	(36,494)
Other	(3,298)	(3,945)
	$6,759	$(11,485)

Cash interest payments (including interest paid on convertible obligations)	$49,423	$91,135
Cash tax payments	$354	$973

See accompanying notes to consolidated financial statements

SUN MEDIA CORPORATION

CONSOLIDATED BALANCE SHEETS

 (In thousands of Canadian dollars except for share information)

(unaudited)

	March 31, 2007	December 31, 2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$17,363	$3,865
Accounts receivable	128,393	140,109
Dividend income receivable from related companies (note 4)	14,563	29,964
Inventories	7,905	8,592
Prepaid expenses	5,702	4,881
Future income taxes	27,443	26,869
TOTAL CURRENT ASSETS	201,369	214,280

INVESTMENT IN PREFERRED SHARES OF RELATED COMPANIES (note 4)	589,375	589,375
PROPERTY, PLANT AND EQUIPMENT	154,167	155,680
FUTURE INCOME TAXES	34,631	34,047
EQUITY INVESTMENT IN SUN TV	3,208	3,745
INTANGIBLE AND OTHER ASSETS	15,645	32,303
GOODWILL	756,115	756,115

TOTAL ASSETS	$1,754,510	$1,785,545

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$146,112	$148,922
Income and other taxes payable	2,394	3,763
Interest payable to related companies (note 4)	14,121	29,057
Deferred revenue	18,861	19,340
Current portion of long-term debt (note 6)	3,056	3,080
TOTAL CURRENT LIABILITIES	184,544	204,162

LONG-TERM DEBT (note 6)	424,025	483,637
FUTURE INCOME TAXES	17,115	22,981
OTHER LIABILITIES	197,158	182,975
NON-CONTROLLING INTEREST	1,777	1,720
CONVERTIBLE OBLIGATIONS TO RELATED COMPANIES (note 4)	589,375	589,375
TOTAL LIABILITIES	1,413,994	1,484,850

SHAREHOLDER’S EQUITY
Capital stock	261,801	261,801

-Authorized: 10,000,000,000 Voting Class A Common Shares, nil par value 10,000,000,000 Non-voting redeemable Class B Preferred Shares, nil par value 10,000,000,000 Non-voting Class C Preferred Shares, nil par value

-Issued and outstanding at March 31, 2007 and December 31, 2006: 1,261,001 Voting Class A common shares
Retained earnings	78,609	38,894
Accumulated other comprehensive income (note 9)	106	—

TOTAL SHAREHOLDER’S EQUITY	340,516	300,695

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$1,754,510	$1,785,545

See accompanying notes to consolidated financial statements

SUN MEDIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the three-month period ended March 31, 2007

 (In thousands of Canadian dollars except for share information)

(Unaudited)

NATURE OF BUSINESS

The primary operation of Sun Media Corporation (“Sun Media” or “the Company”) is newspaper publishing. The Company publishes urban daily newspapers, community newspapers, as well as other specialty publications in communities across Canada. Sun Media is also active in the newspaper and magazine and flyer distribution business. In addition, Sun Media provides a wide range of commercial printing and other related services to third parties through its national network of production and printing facilities. Sun Media also owns a 25% interest in SUN TV Company (“SUN TV”), a general interest television station in Toronto, Ontario.

1.              BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in conformity with generally accepted accounting principles in Canada. Sun Media has consistently applied the same accounting policies described in the Company’s latest audited annual consolidated financial statements, except as described in Note 2 below. However, these unaudited interim consolidated financial statements do not include all the disclosures required under generally accepted accounting principles in Canada and accordingly should be read in conjunction with Sun Media’s latest audited annual consolidated financial statements and notes thereto. These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are in the opinion of management, considered necessary for fair presentation. The results of operations for the interim periods should not be considered indicative of the results to be expected for the full year due to the seasonality of Sun Media’s business. References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollar and US$ are to the currency of the United States.

Certain comparative figures for the previous period have been reclassified to conform to the presentation adopted for the three-month period ended March 31, 2007.

2.              NEW ACCOUNTING STANDARDS

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income (“CICA 1530”), Handbook Section 3855, Financial Instruments – Recognition and Measurement (“CICA 3855”) and Handbook Section 3865, Hedges (“CICA 3865”). The significant changes related to these new accounting standards are as follows:

(a)                                 Comprehensive income

CICA 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources, such as unrealized gains and losses on financial assets classified as available-for sale and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this section, the unaudited interim consolidated financial statements now include consolidated statements of comprehensive income.

(b)                                 Financial assets and financial liabilities

CICA 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in financial expenses. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The Company has classified its cash and cash equivalents and temporary investments as held-for-trading. Trade receivables, receivables from related parties, loans and other long-term receivables were classified as loans and receivables. Investments in preferred shares of related companies were classified as available-for-sale. All of the Company’s financial liabilities, including convertible obligations to related parties, were classified as other liabilities.

Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in fair values of the derivatives are recognized in financial expenses, with the exception of derivatives designated as a cash flow hedge for which hedge accounting is used. In accordance with the new standards, the Company selected January 1, 2003 as its transition date for adopting this standard related to embedded derivatives. Derivative instruments are recorded in other liabilities in the consolidated balance sheets.

(c)                                  Hedges

CICA 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.

Accordingly, for derivatives designated as fair value hedges, such as certain cross currency interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in financial expenses are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to financial expenses over the remaining term of the original hedging relationship.

For derivative instruments designated as cash flow hedges, such as certain cross currency interest rate swaps and forward exchange contracts used by the Company, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Upon adoption of these new standards, the transition rules require that the Company adjust either the opening retained earnings or accumulated other comprehensive income as if the new standards had always been applied in the past, without restating comparative figures of prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2007:

•                       Decrease in other assets of $17,031

•                       Increase in other liabilities of $14,933

•                       Decrease in long-term debt of $52,477

•                       Decrease in future income tax liabilities of $6,654

•                       Increase in retained earnings of $27,283

•                       Increase in accumulated other comprehensive loss of $116

In addition, the adoption of these new standards decreased financial expenses by $4,007 and decreased income tax recovery by $795, for the three months ended March 31, 2007.

3.     RESTRUCTURING OF OPERATIONS

During the first quarter of 2007, the Company recorded charges for the restructuring of its operations, consisting substantially of employee termination benefits, summarized as follows:

	Total Estimated Number of Full-time Equivalent Positions Affected	Restructuring Accrual at December 31, 2006	Restructuring Charges 2007	Payments in 2007	Restructuring Accrual at March 31, 2007

(a) Restructuring of printing facilities
• London Free Press	113	$4,435	$—	$—	$4,435
• Toronto Sun	194	4,371	856	(216)	5,011
• Ottawa Sun	39	1,130	—	(437)	693
• Le Journal de Montréal	146	910	—	—	910
(b) Restructuring of news production operations	123	327	1,745	(1,044)	1,028
(c) General workforce reduction	173	1,605	3,323	(2,105)	2,823

	788	$12,778	$5,924	$(3,802)	$14,900

(a)          Restructuring of Printing Facilities

In August 2005, Quebecor Media announced a plan to invest in a new printing facility to be located in Toronto, Ontario. As part of this plan, Sun Media will transfer the printing of certain of its publications in Ontario to the new facility. In addition, in August 2005, Quebecor Media announced a plan to relocate the printing of certain Sun Media publications to a new printing facility owned by Quebecor Media to be located in Saint-Janvier-de-Mirabel, Québec. During 2006, the Company recorded severance costs of $10,976 and made payments of $130 in connection with this initiative. During the first quarter of 2007, the Company recorded the following additional charges:

(i)           Property, Plant and Equipment

As a result of these new investments, the Company accelerated the depreciation of certain presses and related equipment to reflect the shortened useful life of such equipment beginning in the fourth quarter of 2005. For the three months ended March 31, 2007, the Company recorded additional depreciation of $1,955 (2006 – $2,294).

(ii)          Severance and Termination Benefits

During the first quarter of 2007, the Company recorded special termination benefits of $856 relating to employees of the Toronto Sun. During the quarter, payments of $216 and $437 have been made to employees of the Toronto Sun and Ottawa Sun, respectively.

(b)          Restructuring of News Production Operations

In June 2006, Sun Media announced a plan to restructure its news production operations by introducing new content management technologies and streamlining the news gathering process. During 2006, the Company recorded severance costs of $2,881 relating to the elimination of an equivalent of 85 full-time editorial positions and made payments of $2,554 in connection with this initiative. During the first quarter of 2007, the Company recorded additional severance costs of $1,745 relating to the elimination of an equivalent of 38 full-time editorial positions in operations across the organization. During the quarter, payments of $1,044 have been made.

(c)           General Workforce Reductions

In 2006, Sun Media implemented a number of voluntary and involuntary workforce reduction programs. During 2006, the Company recorded severance costs of $3,176 relating to the elimination of an equivalent of 98 full-time positions and made payments of $1,571 in connection with these initiatives. During the first quarter of 2007, the Company recorded additional severance costs of $3,323 for the elimination of an equivalent of 75 full-time positions relating to these workforce reduction initiatives. During the quarter, payments of $2,105 have been made.

4.                   TRANSACTIONS WITH RELATED COMPANIES

(a)          Investment in and Convertible Obligations Issued to Quebecor Media Inc. (“Quebecor Media”)

The following tables summarize the Company’s issuance of convertible obligations, and investments in Quebecor Media Preferred Shares:

	Convertible Obligation Issue
Issue or Redemption Date	2007	2008	2020	2021	Total

Balance – January 1, 2006	$640,000	$350,000	$255,000	$—	$1,245,000
June 12, 2006	(255,000)	—	—	120,000	(135,000)
December 28, 2006	(385,000)	(115,000)	(55,000)	—	(555,000)

Balance – December 31, 2006 and March 31, 2007	$—	$235,000	$200,000	$120,000	$555,000

	Quebecor Media Preferred Shares
Issue or Redemption Date	12.5% Series A	10.85% Series F	Total

Balance – January 1, 2006	$990,000	$255,000	$1,245,000
June 12, 2006	(255,000)	120,000	(135,000)
December 28, 2006	(500,000)	(55,000)	(555,000)

Balance – December 31, 2006 and March 31, 2007	$235,000	$320,000	$555,000

During the three months ended March 31, 2007, dividends of $15,980 (2006 – $37,751) were declared on the Cumulative First Preferred Shares of Quebecor Media. Sun Media received payments of dividend income of $32,311 (2006 – $76,331) from Quebecor Media during the three months ended March 31, 2007. As at March 31, 2007, the unpaid dividend receivable from Quebecor Media was $13,521 (December 31, 2006 – $29,852).

During the three months ended March 31, 2007, the interest expense on the Company’s convertible obligations amounted to $15,496 (2006 - $36,665). For the three months ended March 31, 2007, the total interest paid on the convertible obligations was $31,332 (2006 – $74,135). As at March 31, 2007, the unpaid interest on the convertible obligations was $13,112 (December 31, 2006 – $28,948).

(b)          Investment In and Convertible Obligation Issued to SUN TV

During the three months ended March 31, 2007, dividends of $930 (2006 - $1,009) were declared on the SUN TV Preferred Shares. As at March 31, 2007, the unpaid dividend receivable from SUN TV was $1,042 (December 31, 2006 - $112).

During the three months ended March 31, 2007, interest expense on the convertible obligations amounted to $900 (2006 - $976). As at March 31, 2007, the unpaid interest on the convertible obligations was $1,009 (December 31, 2006 - $109).

As at March 31, 2007, the Company’s investment in SUN TV preferred shares and convertible obligations was $34,375 (December 31, 2006 - $34,375).

(c)           Management Fees to Quebecor Media

During the three months ended March 31, 2007, the Company recorded Quebecor Media management fees of $1,800 (2006 – $1,921). These management fees are included in other operating expenses in the consolidated statements of income. As at March 31, 2007, there was no outstanding balance relating to the management fees (2006 – $nil).

(d)          Other Transactions

The Company has earned revenue for advertising and other services, and incurred expenses for purchases and services, at prices and conditions prevailing on the open market, with related parties under common control in the normal course of operations. These transactions were concluded and accounted for at their exchange values.

5.              STOCK-BASED COMPENSATION

The following table provides details of changes to outstanding options of Sun Media employees in the stock-based compensation plan of Quebecor Media for the three-month period ended March 31, 2007:

	Number	Weighted-average exercise price

Outstanding options, as at December 31, 2006	777,620	$18.57
Cancelled	(8,348)	$16.17

Outstanding options, as at March 31, 2007	769,272	$18.59

Vested options, as at March 31, 2007	585,011	$17.09

During the three months ended March 31, 2007, the Company recognized a stock compensation expense of $1,412 (2006 - $1,550) related to the Quebecor Media stock-based compensation plan.

6.                   LONG-TERM DEBT

	March 31, 2007	December 31, 2006

Long-term debt (a)	$481,729	$486,717
Change in fair value of debts for hedged interest rate risks	(46,002)	—
Adjustment related to embedded derivatives	(2,626)	—
Financing fees, net of amortization	(6,020)	—

	$427,081	$486,717
Less: Current portion	(3,056)	(3,080)

	$424,025	$483,637

(a)  Period end exchange rates were used to translate foreign-denominated debt.

As at March 31, 2007, no amounts were drawn on the $75,000 revolving credit facility.

7.     EMPLOYEE FUTURE BENEFITS

The Company maintains defined contribution and benefit pension plans for its employees. The total benefit cost of these employee future benefit plans is as follows:

	Three months ended
	March 31, 2007	March 31, 2006

Defined contribution pension plans	$704	$817
Other benefit plans	2,657	3,150

Total benefit cost	$3,361	$3,967

8.     FINANCIAL EXPENSES

	Three months ended
	March 31, 2007	March 31, 2006

Interest on long-term debt	$11,580	$11,189
Net (gain) loss on derivative instruments and on foreign currency translation of financial instruments (a) (b)	(6,055)	3,066
Amortization of deferred financing costs	364	352
Dividend income on preferred shares of related companies (note 4)	(16,910)	(38,760)
Interest on convertible obligations to related companies (note 4)	16,396	37,641
Other	(216)	(66)

Total financial expenses	$5,159	$13,422

(a)          During the three month period ended March 31, 2007, the Company recorded a loss of $1,219 on derivative instruments for which hedge accounting is not applied (2006 – $3,609).

(b)         During the three-month period ended March 31, 2007, the Company recorded a gain of $3,462 for the ineffective portion of fair value hedges.

9.     ACCUMULATED OTHER COMPREHENSIVE INCOME

Balance – December 31, 2006	$—
Cumulative effect of change in accounting policies (note 2)	(116)
Other comprehensive income, net of income tax expense of $470	222

Balance – March 31, 2007	$106

An estimated accumulated other comprehensive loss of $5,542 is expected to be reclassified in income over the next twelve months, in connection with derivatives designated as cash flow hedges.

10.  SEGMENTED INFORMATION

Management has reviewed the requirements of CICA Handbook 1701, Segment Disclosures, and determined that there are no reportable segments requiring disclosure. This conclusion was reached on the basis that Sun Media’s newspaper divisions exhibit similar economic characteristics, with similar products, production processes, and classes of customers.

11.       MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles as applied in Canada which are different in some respects from those applicable in the United States, as described below. The following tables set forth the impact of material differences between GAAP in Canada and GAAP in the United States on Sun Media’s unaudited interim consolidated financial statements, including disclosures that are required under GAAP in the United States.

	Three months ended
Consolidated Statements of Income	March 31, 2007	March 31, 2006

Net income per Canadian GAAP	$17,432	$21,517
Adjustments:
Pension and post-retirement benefits (a)	150	40
Derivative financial instruments (c)	(545)	2,922
Non-monetary transactions (d)	(15)	(15)
Income taxes on U.S. adjustments	(401)	(628)

Net income per U.S. GAAP	$16,621	$23,836

	Three months ended
Consolidated Statements of Comprehensive Income	March 31, 2007	March 31, 2006

Net income per Canadian GAAP	$17,432	$21,517
Other comprehensive income per Canadian GAAP	222	—

	17,654	21,517
U.S. GAAP adjustments to net income, per above	(811)	2,319
Adjustments:
Pension and post-retirement benefits (a)	1,094	1,385
Derivative financial instruments (c)	—	918
Income taxes on comprehensive income	(373)	(1,062)

Comprehensive income per U.S. GAAP	$17,564	$25,077

Accumulated other comprehensive loss	March 31, 2007	December 31, 2006

Accumulated other comprehensive income per Canadian GAAP	$106	$—
Adjustments:
Pension and post-retirement benefits (a)	(24,346)	(25,440)
Derivative financial instruments (c)	—	(1,441)
Income taxes on comprehensive income	7,960	9,658

Accumulated other comprehensive loss per U.S. GAAP	$(16,280)	$(17,223)

Consolidated Shareholder’s Equity	March 31, 2007	December 31, 2006

Shareholder’s Equity per Canadian GAAP	$340,516	$300,695
Cumulative Adjustments:
Pension and post-retirement benefits (a)	(21,071)	(22,315)
Restructuring charges (b)	(6,981)	(6,981)
Derivative financial instruments (c)	(2,627)	18,431
Non-monetary transactions (d)	1,750	1,765
Share-based payments (e)	(900)	(900)
Related party transactions (f)	8,400	8,400
Income taxes on U.S. adjustments (g)	9,752	17,184

Shareholder’s Equity per U.S. GAAP	$328,839	$316,279

	March 31, 2007		December 31, 2006
Consolidated Balance Sheet Data	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP

Current assets	$201,369	$201,369	$214,280	$214,280
Goodwill	756,115	752,692	756,115	752,692
Future income tax asset	34,631	39,331	34,047	34,047
Other assets	15,645	10,722	32,303	17,427

Current liabilities	184,544	177,599	204,162	196,662
Future income tax liability	17,115	9,123	22,981	8,113
Long-term debt	424,025	426,651	483,637	439,625
Convertible obligations	589,375	589,375	589,375	589,375
Other liabilities	197,158	217,500	182,975	215,472
Total shareholder’s equity	340,516	328,839	300,695	316,279

Consolidated Statement of Cash Flows

The disclosure of a subtotal of the amount of cash provided by operations before changes in non-cash operating working capital items in the consolidated statements of cash flows is allowed under Canadian GAAP while it is not allowed under U.S. GAAP.

(a)                               Pension and Post-Retirement Benefits

Under U.S. GAAP, Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans (“SFAS158”), was issued in 2006 and requires the recognition in the consolidated balance sheet of the over or under funded positions of defined benefit pension and other post-retirement plans, along with a corresponding non-cash adjustment, which is recorded in the accumulated other comprehensive loss. The recognition and disclosure provisions of SFAS158 are effective prospectively for fiscal years ended after December 15, 2006 and did not have an impact on the Company’s consolidated statements of income.

Under U.S. GAAP, for 2006 and prior years, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which was recorded in accumulated other comprehensive loss. The additional minimum liability concept has been eliminated with the adoption of SFAS158.

Under Canadian GAAP, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess, if any, of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. U.S. GAAP does not provide for a valuation allowance against pension assets.

(b)                               Restructuring Charges

In respect of the 1999 acquisition of Sun Media, certain of the restructuring charges related to the acquired newspapers are recorded in the purchase equation as goodwill under Canadian GAAP, but are excluded from the purchase equation and expensed under U.S. GAAP.

(c)                                Derivative Financial Instruments

 Prior to 2007, under Canadian GAAP, derivative financial instruments were accounted for on an accrual basis.  Realized and unrealized gains and losses were deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions. Commencing January 1, 2007, standards for hedge accounting under Canadian GAAP are now similar to those already applied under U.S. GAAP in the past years with Statement of Financial Accounting Standards No.133, Accounting for Derivative Instruments and Hedging Activities.

Accordingly, for derivatives designated as fair value hedges, such as certain cross currency interest rate swaps used by the Company, changes in the fair value of the hedging derivative are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. For derivative instruments designated as cash flow hedges, such as certain cross currency interest rate swaps and forward exchange contracts used by the Company, the effective portion of a hedge is now reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is recognized currently in the consolidated statement of income each period.

In addition, under Canadian GAAP, certain embedded derivatives, such as an early settlement option included in one of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value.  Under U.S. GAAP, this embedded derivative is considered closely related to its host contract and does not have to be recorded at its fair value.

Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for derivative financial instruments and hedge accounting.

(d)                               Non-Monetary Transactions

In April 2005, the Company exchanged a community publication for another community publication. Under U.S. GAAP, this exchange of businesses is recorded in accordance with FASB Statement No. 141, Business Combinations and the cost of the purchase should be determined as the fair value of the consideration given or the fair value the net assets or equity interest received, whichever is more reliably measurable. Under Canadian GAAP, since this exchange of businesses was a non-monetary transaction, it was accounted for in accordance with CICA Handbook 3830, Non-monetary Transactions, and recorded at the carrying value of the asset or service given up in the exchange adjusted by any monetary consideration received or given.

Accordingly, under U.S. GAAP, this transaction resulted in a gain on disposal of the Company’s publication in 2005 and also resulted in an increase of the purchase price of the publication acquired. A portion of the increase in purchase price was allocated to amortizable intangible assets for U.S. GAAP purposes, and it is being amortized over 10 years.

(e)                                Share-Based Payments

Under U.S. GAAP, the Company adopted Financial Accounting Standards No. 123R, Share-Based Payments (“SFAS123R”). In accordance with SFAS123R, the liability related to stock-based awards that call for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards, and shall be remeasured at the end of each reporting period until settled. Under Canadian GAAP, the liability is measured and remeasured based on the intrinsic value of the stock option awards instead of the fair value.

(f)                                   Related Party Transactions

In the third quarter of 2006, the Company entered into a tax consolidation transaction by which Quebecor Inc., the ultimate parent company, transferred to the Company non-capital tax losses for net cash consideration of $16,142. Under GAAP in Canada, the transaction was recorded in accordance with CICA Handbook 3840, Related Party Transactions, and resulted in the recognition of a deferred credit of $8,400, which will reduce future income tax expense as these tax deductions are used. Under GAAP in the United States, since this transaction related to an asset transfer from Quebecor Inc. to the Company, the difference between the carrying value of the tax deductions transferred and the cash consideration paid has been recognized in contributed surplus.

(g)                               Income Taxes

Under U.S. GAAP, on January 1, 2007, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN48”). FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN48 did not have an impact on Sun Media’s consolidated statement of income.

Under Canadian GAAP, there is no such interpretation and therefore, the reserve related to income taxes contingencies is not based on the same level of likelihood as the one used under the new rules of FIN48.

Further adjustments represent the tax impact of U.S. GAAP adjustments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION

	By:	/s/ Michel Slight
Date: May 29, 2007	Name:	Michel Slight
	Title:	Executive Vice President, Finance